Exhibit 99.1

NEWS RELEASE

Endeavour Silver Expands Its Silver/Gold Resources for 7th Consecutive Year

Vancouver, Canada – March 8, 2011 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK,    DB-Frankfurt: EJD) announced today that for the seventh consecutive year, the Company has grown its silver and gold resources in Mexico.

Endeavour released today its updated NI 43-101 reserve and resource estimates to December 31, 2010 (see table below) for its two producing silver mines (the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State) and two exploration projects (the Parral Project in Chihuahua and Arroyo Seco Project in Michoacán) in Mexico.

Endeavour's reserves dipped by year-end as a result of mine production exceeding forecast targets and mine development falling behind schedule. Notwithstanding the decrease in reserves the Company’s Indicated Resources gained 16% to 27.4 million oz. and Inferred Resources increased by 62% to 29.7 million oz. In addition, the Company plans to accelerate mine development this year in order to once again expand the reserves in 2011. The reserve and resource highlights are as follows:

2010 Reserve/Resource Highlights

•	Silver Proven and Probable Reserves down 19% to 13.4 million ounces (oz); Guanacevi 12.0 million oz and Guanajuato 1.4 million oz
•	Gold Proven and Probable Reserves down 9% to 40,000 oz; Guanacevi 22,000 oz and Guanajuato 18,000 oz
•	Silver Equivalent Proven and Probable Reserves down 18% to 15.9 million oz; Guanacevi 13.4 million oz and Guanajuato 2.5 million oz

•	Silver Indicated Resources up 16% to 27.4 million oz; Guanacevi 17.2 million oz, Guanajuato 7.6 million oz and Parral 2.6 million oz
•	Gold Indicated Resources up 53% to 182,000 oz; Guanacevi 34,000 oz, Guanajuato 101,00 oz and Parral 47,000 oz
•	Silver Equivalent Indicated Resources up 19% to 37.3 million oz; Guanacevi 19.2 million oz, Guanajuato 13.1 million oz and Parral 5.0 million oz

•	Silver Inferred Resources up 62% to 29.7 million oz; Guanacevi 14.5 million oz, Guanajuato 7.3 million oz, Parral 2.7 million oz and Arroyo Seco 5.2 million oz
•	Gold Inferred Resources up 52% to 169,000 oz; Guanacevi 30,000 oz, Guanajuato 100,000 oz, Parral 37,000 oz, Arroyo Seco 2,000 oz
•	Silver Equivalent Inferred Resources up 52% to 38.9 million oz; Guanacevi 16.3 million oz, Guanajuato 12.8 million oz, Parral 4.5 million oz, Arroyo Seco 5.3 million oz

o	Mineral resources are exclusive of the mineral reserves
o	Proven Reserves are determined as being with 10 meters of development while Probable reserves are a further 15 meters. In both cases mine plans have been developed on the reserves.
o	Mine plans are developed on the Reserves and Indicated Resources but the Resources are discounted in the mine plan.
o	Mineral reserves have demonstrated economic viability whereas mineral resources do not

o	2009 silver equivalents based on 65:1 silver:gold ratio, base metals not included
o	2010 silver equivalents based on 50:1 silver:gold ratio for exploration and 65:1 for the mines, base metals not included
o	All assumptions used are listed at the bottom of the reserve and resource summary table

Bradford Cooke, Chairman and CEO, commented, “We are gratified to see our combined reserves and resources rise once again to a record high last year, notwithstanding our 6th consecutive year of production growth.  The numbers speak to the ability and success of our exploration team at discovering new, high grade silver-gold deposits year after year within these historic Mexican silver districts.”

“Last year, it was our Epsilon/La Blanca/Noche Buena discoveries in the San Pedro area of Guanacevi, the Lucero/Karina/Fernanda/Daniela discoveries in Guanajuato and the San Juanico extension in Parral that helped drive our resource growth.  In 2011, Endeavour will continue to focus on the organic growth of its reserves/resources in Guanacevi and Guanajuato through its ongoing strategic acquisition and exploration programs within these districts.”

“However, we are also looking to new acquisitions such as the San Sebastian properties in Jalisco and other pending property deals to help fuel our resource growth this year.  Management will continue to evaluate M&A opportunities as a means to accelerate Endeavour’s growth profile.”

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the updated reserve and resource estimates.  Endeavour mine and exploration personnel prepared the updated reserves and resources to December 31, 2010 for the Guanacevi and Guanajuato mines.

Endeavour retained Micon International Limited (Micon) to independently audit the updated reserves and resources for the Guanacevi and Guanajuato mines and also for the Parral project.  The Qualified Persons for Micon are William J. Lewis, B.Sc., P.Geo., Charley Murahwi, M.Sc., P.Geo, MAusIMM, Dibya Kanti Mukhopadhyay, MAusIMM, Robert J. Leader, P.Eng.,.  Micon’s report for the Parral project has been filed on Sedar and the reports for Guanacevi and Guanajuato will be filed on SEDAR before the end of March once they have been completed.  The Arroyo Seco report was authored by David St Clair Dunn B.Sc.,P.Geo and Barry Devlin M.Sc., P. Geo, who are both Qualified Persons and it will be filed on Sedar at the same time as the Guanacevi and Guanajuato reports.

Reserves and Resources (as of December 31, 2010)
Reserves Proven & Probable
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven
Guanacevi	576,000	313	0.62	5,796,000	11,400
Guanajuato	141,000	189	2.50	856,000	11,300
Total Proven	717,000	289	0.98	6,652,000	22,700
Probable
Guanacevi	815,800	237	0.40	6,219,000	10,500
Guanajuato	100,000	158	2.20	508,000	7,100
Total Probable	915,800	228	0.60	6,727,000	17,600
Total Proven & Probable	1,632,800	255	0.77	13,379,000	40,300

Resources Indicated
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Indicated
Guanacevi	1,653,700	258	0.56	13,719,000	29,600
Guanajuato	1,443,000	163	2.18	7,554,000	101,100
Total Indicated	3,096,700	214	1.31	21,273,000	130,700
Total Indicated	3,096,700	214	1.31	21,273,000	130,700

Resources Inferred
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Guanacevi	1,426,000	261	0.60	11,982,000	27,500
Guanajuato	1,475,000	155	2.11	7,345,000	100,000
Total Inferred	2,901,000	207	1.37	19,327,000	127,500

Silver-Gold-Lead-Zinc Resources (as of December 31, 2010)
Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Indicated
Guanacevi	655,200	166	0.21	3,497,000	4,500	0.61	1.02
Parral	1,631,000	49	0.90	2,590,000	47,200	2.87	2.86
Total Indicated	2,286,200	83	0.70	6,087,000	51,700	2.22	2.33

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Pb %	Zn%
Resources Inferred
Guanacevi	644,100	125	0.14	2,582,000	3,000	1.15	2.13
Parral	1,302,900	63	0.88	2,659,000	36,900	2.55	2.28
Arroyo Seco	738,200	220	0.07	5,221,000	1,700	0.65	0.18
Total Indicated	2,685,200	121	0.48	10,462,000	41,600	1.69	1.67

Notes:
1. Reserve cutoff at Guanacevi is 122 g/t Ag
2. Reserves cutoff at Guanajuato is 102 g/t Ag
3. Mining mining width is 1.5 meters
4. Dilution is 15% after it has been diluted to a minimum mining width if required
5. Resources cutoff for the Guanajuato and Guanacevi projects is 100 Ag eq
6. Resources Silver equivalent is 50:1 for Silver to Gold
7. Reserve Silver equivalent is 62:1 for Silver to Gold which is the three year trailing average ratio as required in reserve estimation
8. At the Paral project a cut off using a NSR of $40 is used with the prices listed below 9. The cutoff used for Arroyo Seco was 100 g/t Ag

Net Smelter Return (NSR) Cut-off Parameters for the Parral Project
Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

These reserve and resource statements were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions on Mineral Resources and Reserves and the guidelines of NI 43-101.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated future performance, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.